SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    SCHEDULE 13E-4
                                   (AMENDMENT NO.2)
                            ISSUER TENDER OFFER STATEMENT
             (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT
                                       OF 1934)

                            PENNSYLVANIA ELECTRIC COMPANY
                 (NAME OF THE ISSUER AND PERSON(S) FILING STATEMENT)

                      Cumulative Preferred Stock, 4.40% Series B
                      Cumulative Preferred Stock, 3.70% Series C
                      Cumulative Preferred Stock, 4.05% Series D
                      Cumulative Preferred Stock, 4.70% Series E
                   Cumulative Preferred Stock, 4.50% Series F, and
                      Cumulative Preferred Stock, 4.60% Series G
                            (TITLE OF CLASS OF SECURITIES)

               708696-10-9 (Cumulative Preferred Stock, 4.40% Series B) 708696-20-8 (Cumulative Preferred Stock, 3.70% Series C) 708696-30-7 (Cumulative Preferred Stock, 4.05% Series D)
               708696-40-6 (Cumulative Preferred Stock, 4.70% Series E)
            708696-50-5 (Cumulative Preferred Stock, 4.50% Series F), and
               708696-60-4 (Cumulative Preferred Stock, 4.60% Series G)
                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                                     T. G. HOWSON
                                    Vice President
                                c/o GPU Service, Inc.
                                100 Interpace Parkway
                             Parsippany, New Jersey 07054
                               (Tel. No. 201-263-6500)

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                  November 13, 1996
            (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY
                                       HOLDERS)

          CALCULATION OF FILING FEE

          TRANSACTION VALUATION*                  AMOUNT OF FILING FEE

          $25,564,349.94                          $5,112.87

          *    Pursuant to Section 13(e)(3)  of the Securities Exchange Act
               of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 56,810 shares of Cumulative Preferred Stock, 4.40% Series B, 97,054 shares of Cumulative Preferred Stock, 3.70% Series C, 63,696





               shares of Cumulative Preferred Stock, 4.05% Series D, 28,739 shares of Cumulative Preferred Stock, 4.70% Series E, 42,969 shares of Cumulative Preferred Stock, 4.50% Series F, and 75,732 shares of Cumulative Preferred Stock, 4.60% Series G, by $73.44, $59.64, $67.61, $78.45, $75.11, and $76.79, the
               respective per share purchase prices.

               CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE, AND THE DATE OF ITS FILING.

          Amount Previously Paid:  N/A       Filing Party:  N/A
          Form or Registration No.:  N/A     Date Filed:  N/A





                                   EXPLANATORY NOTE

               The Issuer Tender Offer Statement on Schedule 13E-4, as amended (the "Statement") originally filed by Pennsylvania Electric Company on November 13, 1996 is hereby amended as set forth herein:

               EXCEPT AS SPECIFIED TO THE CONTRARY IN THIS AMENDMENT, THE INFORMATION IN THE SCHEDULE 13E-4 REMAINS UNCHANGED

               (Capitalized terms used herein shall have the same meaning as the Offer to Purchase attached as Exhibit (d)(1) to the original Statement filed on November 13, 1996.)

          Item  8.  Additional information.

               The Issuer Tender Offer expired on December 13, 1996. The results of the Issuer Tender Offer were as follows: (i) 27,132 shares of Cumulative Preferred Stock, 4.40% Series B ($100 stated value) were tendered, representing 47.8% of the outstanding shares of such series; (ii) 47,486 shares of Cumulative Preferred Stock, 3.70% Series C ($100 stated value) were tendered, representing 48.9% of the outstanding shares of such series;
          (iii) 35,477 shares of Cumulative Preferred Stock, 4.05% Series D ($100 stated value) were tendered, representing 55.7% of the outstanding shares of such series; (iv) 14,636 shares of Cumulative Preferred Stock, 4.70% Series E ($100 stated value) were tendered, representing 50.9% of the outstanding shares of such series; (v) 25,888 shares of Cumulative Preferred Stock, 4.50% Series F ($100 stated value) were tendered, representing 60.2% of the outstanding shares of such series; (vi) 48,896 shares of Cumulative Preferred Stock, 4.60% Series G ($100 stated value) were tendered, representing 64.6% of the outstanding shares of such series.

          Item 9.  Material to be Filed as Exhibits.

          Exhibit No.                        Description

          (a)(10)                            Press  Release  dated December
                                             16, 1996.




















                                      SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated:  December 24, 1996     PENNSYLVANIA ELECTRIC COMPANY




                                        By:  /s/ T.G. Howson
                                        Name:     T.G. Howson
                                        Title:    Vice President